FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    February 2008

Commission File Number   000-1415020

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2008	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Thompson Creek Metals Company Inc. (the “Company”)

401 Bay Street, Suite 2010

Toronto, Ontario M5H 2Y4

2.	Date of Material Change

February 19, 2008

3.	News Release

A news release with respect to the material change referred to in this report was issued through Canada Newswire on February 19, 2008 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

The Company announced a revised 2008 molybdenum production estimate for its Endako Mine and 2007 fourth-quarter and full-year molybdenum production amounts for both of its mines.

5.	Full Description of Material Change

The Company, one of the world’s largest publicly traded, pure molybdenum producers, announced a revised 2008 molybdenum production estimate for its Endako Mine and 2007 fourth-quarter and full-year molybdenum production amounts for both of its mines.

Revised Production Estimate for 2008

The Company forecasts its 75% share of molybdenum production from the Endako Mine in 2008 will be between 6.5 and 7.5 million pounds, compared with the prior estimate of between 7.5 and 8.5 million pounds. This revised guidance is based on a new mine plan necessitated by a pit-wall slide experienced last November at the mine’s Endako Pit.

At the time of the slide, some of the ore for the mill was being produced from the Denak West Pit. That production has been increased with excellent results, allowing the mine to complete 2007 production above its December 12, 2007 guidance. Since the beginning of January, most of the ore for the mill has come from the Denak West Pit, supplemented when necessary from the mine’s stockpile.

To ensure continued flexibility in ore production at Endako, the Company has decided to immediately purchase four new 240-ton haul trucks for delivery this summer instead of in 2009 as originally scheduled. These trucks will allow the mine to produce full time from the Denak West Pit and to continue the stripping program necessary to maintain orderly mine development. For the interim, the Company has engaged a contractor to provide trucking services beginning in March until the new trucks are delivered.

The Company has also decided to proceed with its previous plans for the installation later this year of an overland conveyor to haul ore from the Denak West Pit to the mill, and the associated movement of the in-pit crusher from the Endako Pit to the Denak West Pit.

Endako management has been working with regulatory authorities to obtain approval to resume mining in the Endako Pit. Once that approval is obtained, management will have the option to resume mining in the Endako Pit. In the unlikely event that approval is not obtained, the Company will continue to mine ore primarily from the Denak West Pit as it is now doing. In either case, the revised molybdenum production guidance for 2008 of between 6.5 and 7.5 million pounds remains the same, and the previous production guidance for 2009 of approximately 8 million pounds also is unchanged.

The Company’s total production of molybdenum (including its production at the Thompson Creek Mine and its 75% share of production at Endako) is now expected to be between 23 and 24.5 million pounds in 2008, compared with the previous estimate of between 24 and 25.5 million pounds.

For 2009, the Company continues to expect its total molybdenum production will be in excess of 34 million pounds. Production at the Thompson Creek Mine in 2009 is forecast to rise to approximately 26 million pounds as the mine produces from the higher-grade areas of its ore body, while the Company’s 75% share of production at the Endako Mine is estimated at approximately 8 million pounds.

Molybenum Production in 2007

The Company’s total production of molybdenum was 3.4 million pounds in the fourth quarter of 2007. This included production at the Thompson Creek Mine and the Company’s 75% share of production at the Endako Mine. In a December 12, 2007 news release, the Company had estimated fourth-quarter production at approximately 3.0 million pounds. For 2007, the Company’s molybdenum production was 16.3 million pounds, compared with the December 12, 2007 estimate of 15.9 million pounds.

At the Endako Mine, the Company’s 75% share of molybdenum production was 1.5 million pounds in the fourth quarter of 2007 and 7.1 million pounds for the 2007 full year versus the previous estimates of 1.2 million pounds and 6.8 million pounds, respectively.

Production of molybdenum from the Thompson Creek Mine was 1.9 million pounds in the fourth quarter of 2007 and 9.2 million pounds for the 2007 full year, compared with the previous estimates of 1.8 million pounds and 9.1 million pounds, respectively.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2006 and dated March 26, 2007 which is available on SEDAR at www.sedar.com and is incorporated in its Registration Statement on Form 40-F filed with the United States Securities and Exchange Commission on October 30, 2007 which is available at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this material change report and the Company does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Readers should refer to the Company’s annual information form for the year ended December 31, 2006 and dated March 26, 2007 which is available on SEDAR at www.sedar.com and is incorporated in its Registration Statement on Form 40-F filed with the SEC on October 30, 2007 which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

Readers should refer to the Company’s annual information form for the year ended December 31, 2006 and dated March 26, 2007 which is available on SEDAR at www.sedar.com and is incorporated in its Registration Statement on Form 40-F filed with the SEC on October 30, 2007 which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Dale Huffman, Vice President, General Counsel and Secretary of the Company at (303) 761-8801.

9.	Date of Report

February 22, 2008